STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

 PRACTICE LIMITED TO FEDERAL SECURITIES

EMERALD PLAZA	Telephone: (619) 595-4882
402 West Broadway	Facsimile: (619) 595-4883
Suite 400	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

January 31, 2006

Mr. John Reynolds

Assistant Director

Office of Emerging Growth Companies

United States

Securities and Exchange Commission

100 F.Street, N.W.

Washington, D.C. 20549 -0405

RE:	XSInventory
Your Letter of January 17, 2006

Form SB-2, Amendment Filed on December 9, 2005

File No. 333-118632
Sixth Comment Response

Dear Mr. Reynolds:

This correspondence is in response to your letter dated January 17, 2006 in reference to our filing of Amendment No. 5 to Form SB-2 filed on December 9, 2005 on behalf of XSInventory, your File No. 333-118632. We have filed Amendment No. 6 to our Form SB-2, concurrent herewith.

Use of Proceeds, page 9

1.

We note your response to prior comment seven of our letter dated November 9, 2005. We also note that the disclosure in this section still illustrates that the proceeds of this offering allocated to legal fees vary depending on the level of theoffering. As such, we reissue the comment. Please refer to Item 509 of Regulation S-B and revise your disclosure accordingly or advise.

We have amended the section titled “INTEREST OF NAMED EXPERTS AND COUNSEL” to reflect the requested disclosure.

XS Inventory Comment Ltr.

Dated January 31, 2006

Plan of Distribution and Terms of the Offering, page 13

2.

We note your response to prior comment eight. Your response addresses the potential classification of the participants of this offering as an unregistered broker/dealer. The prior comment was issued to address the question as to why the two individuals taking part in the sale and distribution of your shares are not considered underwriters, as that term is defined in Section 2(a)(11) of the Securities Act of 1933. Please revise to reflect such classification or advise.

We have revised paragraph 5 of the Plan of Distribution and Terms of the Offering to reflect the classification of the participants in this offering as underwriters.

3.

We note your response to prior comments eight and nine. You state that Mr. Ream will limit his participation to Nevada. We note the disclosure on page 14 that Mr. Ream “controls the prospectus delivery requirements” and accepts the subscriptions. If Mr. Evangelista decides to sell your shares outside of the state of Nevada, it would appear that Mr. Ream’s role would lead to his participation in the sale of your shares outside of Nevada.

We disagree that the clerical functions of Mr. Ream would lead to his participation in the sale of shares outside the State of Nevada. However; we have revised the Plan of Distribution to avoid any appearance in the offering of such participation, as that was clearly not intended. We have additionally revised paragraphs 5 and 8 in the relevant section to reflect such changes.

4.

We note your response to prior comment 10. Your reference to the Division’s Letter dated December 4, 1985, addresses whether or not certain conduct would be considered a general solicitation when conducting a private placement. Our prior comment was issued to ascertain how Section 2(a)(11) of the Securities Act of 1933 would apply when family, friends, and business associates act as a “finder” “on behalf of the issuer.”

We have chosen to remove the possibility of referrals from family and friends. See paragraph 5 of the Plan of Distribution.

5.

We note your response to prior comment 11. The prior comment was issued because it was not clear which subsection of Rule 3a4-1 you were replying upon. Your response to prior comment 8 and 11 references conditions found in both 3a4-1(a) (ii) and (iii). Please revise to clarify which subsection you are relying upon.

XS Inventory Comment Ltr.

Dated January 31, 2006

We have revised the Plan of Distribution to reflect that we are relying on 3a4-1(a)(4)(ii). Please see revised paragraph 6 of “Plan of Distribution and Terms of the Offering.”

Certain Relationships and Related Party Transactions, page 33

6.

We note that Mr. Evangelista’s current holdings will be subject to a lock-up Agreement. Please revise to explain the condition “(v) in accordance with the other terms of the agreement.” Discuss the material conditions that would terminate the lock-up.

As a result of the date of this last revised document, and the initial date of the Lock Up Agreement, Mr. Evangelista has signed a Restated Lock Up Agreement, the terms and conditions of which have been set forth in the revised paragraph of page 33 under Certain Relationships and Related Party Transactions. The Restated Lock Up Agreement has been filed as Exhibit 10.1. The primary and revised applicable paragraph is as follows:

On January 30th, 2006, Mr. Evangelista executed a “Restated Lock-Up Agreement” pertaining to the 2,379,192 shares in anticipation of filing this registration statement in the State of Nevada. The lock up agreement is effective as of January 30, 2006 and continues in effect until the earlier of (i) a period of three years from January 30th, 2006; (ii) when the Company's stock is traded on the NASD "Over-the-Counter Bulletin Board" at an average share price of greater than the price in this prospectus for a minimum of three months; (iii) the Shares are listed on the NASDQ "Small Cap" or higher market; or (iv) the Company has paid the initial purchase price back to the purchasing shareholders in the form of Company dividends; collectively, the "Termination Date(s)"). The period of time from the Effective date until the Termination Date(s) is referred to herein as the "Lock Up Period."

7.	Please provide a current consent in any amendment and consider the updating Requirements of Item 310(g) of Regulation S-B.

We have provided a current consent. The Requirements of Item 310(g) of Regulation S-B are current.

Yours truly,

/s/ Donald J. Stoecklein

Donald J. Stoecklein

Cc Michael Evangelista